SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000807641
(Registrant CIK Number)

Form 8-K for October 14, 2004
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

333-117485
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

121450 GSR 2004-13F
Form SE

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 14, 2004.

GS MORTGAGE SECURITIES CORP.

By: Howard Altarescu
Name: Howard Altarescu
Title: Treasurer

121450 GSR 2004-13F
Form SE

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEETS ARE BEING FILED IN PAPER.

PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEETS

for

GS MORTGAGE SECURITIES CORP.

GSR Trust 2004-13F, Mortgage Pass-Through Certificates, Series 2004-13F

121450 GSR 2004-13F
Form SE

Preliminary Structural and Collateral Term Sheet

$327,950,000 (Approximate) of Senior Certificates
GSR Mortgage Loan Trust 2004-13F
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2004-13F

Features of the Transaction

- The offering consists of senior certificates, totaling approximately $327,950,000, expected to be rated AAA by 2 of the 3 of: S&P, Moody's, or Fitch. The four tracks of 30 year residential mortgage-backed certificates are expected to be approximately:
  $16,342,000 of 5.50% coupons (Track 1)
  $129,691,000 of 6.00% coupons (Track 2)
  $84,614,000 of 6.00% coupons (Track 3)
  $97,263,000 of 8.00% coupons (Track 4)
- The overall expected amount of credit support for the senior certificates is 2.50% +/- 0.50% for the Mortgage Loans in the form of subordination with a shifting interest structure and a five-year prepayment lockout.
- Collateral consists primarily of conventional fixed rate 30 year mortgage loans secured by first liens on one-to-four family residential properties, serviced by ABN AMRO Mortgage Group, Inc., CitiMortgage, Inc., GreenPoint Mortgage Funding, Inc., National City Mortgage Co., and Wells Fargo Home Mortgage, Inc. with Chase Manhattan Mortgage Corporation as the Master Servicer.
- The amount of senior certificates is approximate and may vary by up to 5%.

Time Table

Expected Settlement:	October 29, 2004
Cut-off Date:	October 1, 2004
First Distribution Date:	November 26, 2004
Distribution Date:	25th or NBD of each month

Key Terms

Issuer: GSR Mortgage Loan Trust 2004-13F
Underwriter: Goldman, Sachs & Co.
Originators: ABN AMRO Mortgage Group, Inc., CitiMortgage, Inc., GreenPoint Mortgage Funding, Inc., National City Mortgage Co., and Wells Fargo Home Mortgage, Inc.
Servicers: ABN AMRO Mortgage Group, Inc. (AB), CitiMortgage, Inc. (CM), GreenPoint Mortgage Funding, Inc. (GP), National City Mortgage Co. (NC), Wells Fargo Home Mortgage, Inc. (WF)
Master Servicer: Chase Manhattan Mortgage Corporation
Trustee: Wachovia Bank, National Association
Securities Administrator: JPMorgan Chase Bank
Type of Issuance: Public
Servicer Advancing: Yes, subject to recoverability
Compensating Interest: Yes, to the extent of the servicing fee for such Distribution Date
Legal Investment: The senior certificates are SMMEA eligible at settlement
Interest Accrual: Prior calendar month for fixed rate bonds and 25th to 24th for floating rate bonds
Clean Up Call: 10% of the Cut-off Date principal balance of the Loans
ERISA Eligible: Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment: REMIC; senior certificates are regular interests
Structure: Senior/Subordinate; shifting interest structure with a five-year prepayment lockout to junior certificates
Expected Subordination: 2.50% +/- 0.50%
Expected Rating Agencies: 2 of the 3 of: S&P, Moody's, or Fitch
Minimum Denomination: Senior certificates - $25,000

Preliminary Collateral Information[1]	Track 1	Track 2	Track 3	Track 4	Total
Total Outstanding Principal Balance:	$16,889,000	$133,703,000	$87,231,000	$100,272,000	$338,095,000
Number of Mortgage Loans[2]:	72	465	332	704	817
Average Current Principal Balance of the Mortgage Loans (000's)[3]:	$482	$429	$432	$417	$426
Weighted Average Annual Mortgage Interest Rate:	5.93%	6.69%	6.84%	7.15%	6.83%
Expected Administrative Fees (Including Servicing and Trustee Fees):	0.25%	0.25%	0.25%	0.25%	0.25%
Weighted Average Amortized Term To Maturity (Months):	354	323	317	301	315
Weighted Average Seasoning (Months):	4	30	36	50	37
Weighted Average Current Loan-To-Value Ratio:	66%	67%	68%	69%	68%
Owner Occupied:	96%	97%	94%	96%	96%
Cash-out Refi / Refi Total:	23% / 55%	26% / 63%	20% / 55%	21%/60%	23% / 60%
Single Family and PUD:	98%	93%	90%	89%	91%
Current FICO:	743	732	727	720	727
California Concentration:	42%	28%	28%	23%	27%
IO loan percentage:	4%	2%	4%	1%	3%
Servicers[4] ABN AMRO:	1%	17%	15%	14%	15%
CitiMortgage:	1%	38%	43%	61%	44%
GreenPoint:	47%	13%	11%	2%	11%
National City:	45%	13%	11%	2%	11%
Wells Fargo:	5%	19%	20%	20%	19%
					5'

[1] The final collateral will be a subset of the mortgage loans used to determine the information under the Collateral Description.
[2] This represents the number of mortgage loans contributing all or part of their cash flow to the respective track. The total number of mortgage loans is 817 and the total principal balance is approximately $338,095,000.
[3] This represents the average original principal balance of mortgage loans contributing all or part of their cash flow to the respective track.
[4] Totals may not sum to 100% due to rounding.

October 14, 2004

Preliminary Structural and Collateral Term Sheet

$327,950,000 (Approximate) of Senior Certificates
GSR Mortgage Loan Trust 2004-13F
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2004-13F

Features of the Transaction

- The offering consists of senior certificates, totaling approximately $327,950,000, expected to be rated AAA by 2 of the 3 of: S&P, Moody's, or Fitch. The four tracks of 30 year residential mortgage-backed certificates are expected to be approximately:
  $16,342,000 of 5.50% coupons (Track 1)
  $129,691,000 of 6.00% coupons (Track 2)
  $84,614,000 of 6.00% coupons (Track 3)
  $97,263,000 of 8.00% coupons (Track 4)
- The overall expected amount of credit support for the senior certificates is 2.50% +/- 0.50% for the Mortgage Loans in the form of subordination with a shifting interest structure and a five-year prepayment lockout.
- Collateral consists primarily of conventional fixed rate 30 year mortgage loans secured by first liens on one-to-four family residential properties, serviced by ABN AMRO Mortgage Group, Inc., CitiMortgage, Inc., GreenPoint Mortgage Funding, Inc., National City Mortgage Co., and Wells Fargo Home Mortgage, Inc. with Chase Manhattan Mortgage Corporation as the Master Servicer.
- The amount of senior certificates is approximate and may vary by up to 5%.

Time Table

Expected Settlement:	October 29, 2004
Cut-off Date:	October 1, 2004
First Distribution Date:	November 26, 2004
Distribution Date:	25th or NBD of each month

Key Terms

Issuer: GSR Mortgage Loan Trust 2004-13F
Underwriter: Goldman, Sachs & Co.
Originators: ABN AMRO Mortgage Group, Inc., CitiMortgage, Inc., GreenPoint Mortgage Funding, Inc., National City Mortgage Co., and Wells Fargo Home Mortgage, Inc.
Servicers: ABN AMRO Mortgage Group, Inc. (AB), CitiMortgage, Inc. (CM), GreenPoint Mortgage Funding, Inc. (GP), National City Mortgage Co. (NC), Wells Fargo Home Mortgage, Inc. (WF)
Master Servicer: Chase Manhattan Mortgage Corporation
Trustee: Wachovia Bank, National Association
Securities Administrator: JPMorgan Chase Bank
Type of Issuance: Public
Servicer Advancing: Yes, subject to recoverability
Compensating Interest: Yes, to the extent of the servicing fee for such Distribution Date
Legal Investment: The senior certificates are SMMEA eligible at settlement
Interest Accrual: Prior calendar month for fixed rate bonds and 25th to 24th for floating rate bonds
Clean Up Call: 10% of the Cut-off Date principal balance of the Loans
ERISA Eligible: Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment: REMIC; senior certificates are regular interests
Structure: Senior/Subordinate; shifting interest structure with a five-year prepayment lockout to junior certificates
Expected Subordination: 2.50% +/- 0.50%
Expected Rating Agencies: 2 of the 3 of: S&P, Moody's, or Fitch
Minimum Denomination: Senior certificates - $25,000

Preliminary Collateral Information[1]		Track 1	Track 2	Track 3	Track 4	Total
Total Outstanding Principal Balance:		$16,889,000	$133,703,000	$87,231,000	$100,272,000	$338,095,000
Number of Mortgage Loans[2]:		72	465	332	704	817
Average Current Principal Balance of the Mortgage Loans (000's)[3]:		$482	$429	$432	$417	$426
Weighted Average Annual Mortgage Interest Rate:		5.93%	6.69%	6.84%	7.15%	6.83%
Expected Administrative Fees (Including Servicing and Trustee Fees):		0.25%	0.25%	0.25%	0.25%	0.25%
Weighted Average Amortized Term To Maturity (Months):		354	323	317	301	315
Weighted Average Seasoning (Months):		4	30	36	50	37
Weighted Average Current Loan-To-Value Ratio:		66%	67%	68%	69%	68%
Owner Occupied:		96%	97%	94%	96%	96%
Cash-out Refi / Refi Total:		23% / 55%	26% / 63%	20% / 55%	21%/60%	23% / 60%
Single Family and PUD:		98%	93%	90%	89%	91%
Current FICO:		743	732	727	720	727
California Concentration:		42%	28%	28%	23%	27%
IO loan percentage:		4%	2%	4%	1%	3%
Servicers[4]	**ABN AMRO:**	1%	17%	15%	14%	15%
	CitiMortgage:	1%	38%	43%	61%	44%
	GreenPoint:	47%	13%	11%	2%	11%
	National City:	45%	13%	11%	2%	11%
	Wells Fargo:	5%	19%	20%	20%	19%

[1] The final collateral will be a subset of the mortgage loans used to determine the information under the Collateral Description.
[2] This represents the number of mortgage loans contributing all or part of their cash flow to the respective track. The total number of mortgage loans is 817 and the total principal balance is approximately $338,095,000.
[3] This represents the average original principal balance of mortgage loans contributing all or part of their cash flow to the respective track.
[4] Totals may not sum to 100% due to rounding.

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

GS MORTGAGE SECURITIES CORP.

GSR Trust 2004-13F, Mortgage Pass-Through Certificates, Series 2004-13F

121450 GSR 2004-13F
Form SE

GSR 04-13F Preliminary Summary

Balance	WAC	WAM	Age	WAL
338,076,000.00	6.826	318	35	17.0519

Settlement	29-Oct-2004
1st Pay Date	25-Nov-2004

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dated Date	Notes
1A	16,320,000.00	5.5	11/04 - 04/34	18.86923	01-Oct-FIX	Passthrough
2A1	100,000,000.00	4.25	11/04 - 02/21	9.57181	01-Oct-FIX	AD, PAC
2A2	29,166,666.66	6	11/04 - 02/21	9.57181	01-Oct-IO	PAC IO
2A3	29,734,000.00	6	03/21 - 01/34	22.31578	01-Oct-FIX	Support Z-accrual
3A1	65,000,000.00	4	11/04 - 12/20	9.46754	01-Oct-FIX	AD, PAC
3A2	21,666,666.66	6	11/04 - 12/20	9.46754	01-Oct-IO	PAC IO
3A3	19,614,000.00	6	01/21 - 03/34	22.05021	01-Oct-FIX	Support Z-accrual
4A	97,263,000.00	8	11/04 - 01/30	16.25312	01-Oct-FIX	Passthru - may be stripped into FLT/INV IO
SUBORD_1	506,000.00	5.5	11/04 - 04/34	18.86923	01-Oct-FIX	will be crossed
SUBORD_2	4,013,000.00	6	11/04 - 01/34	17.35341	01-Oct-FIX	will be crossed
SUBORD_3	2,617,000.00	6	11/04 - 03/34	17.15727	01-Oct-FIX	will be crossed
SUBORD_4	3,009,000.00	8	11/04 - 01/30	16.25312	01-Oct-FIX	will be crossed

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